Exhibit 99.1

Amsterdam, 4 September 2018

ING reaches settlement agreement with Dutch authoritieson regulatory issues in the ING Netherlands business

•	Settlement agreement with Dutch Public Prosecution Service; ING agrees to pay a fine of €675 million and €100 million for disgorgement;

•	ING acknowledges serious shortcomings in the execution of customer due diligence policies to prevent financial economic crime at ING Netherlands in the period investigated (2010-2016);

•	ING sincerely regrets that these shortcomings enabled customers to misuse accounts of ING Netherlands;

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ING has initiated measures against a number of (former) senior employees with broader responsibility for the safeguarding and execution of FEC CDD policies and procedures in ING Netherlands, including holdbacks of variable remuneration and suspension of duties;

•	ING Netherlands has taken various steps to enhance its compliance risk management and will further strengthen its compliance culture and awareness;

•	ING is committed to conducting its business with integrity, which includes compliance with applicable laws, regulations and standards in each of the markets and jurisdictions in which it operates;

•	US Securities and Exchange Commission expected not to take further actions.

ING announced today that it has entered into a settlement agreement with the Dutch Public Prosecution Service (DPPS) relating to previously disclosed investigations regarding various requirements for client on-boarding and the prevention of money laundering and corrupt practices. Under the terms of the agreement ING has agreed to pay a fine of €675 million and €100 million for disgorgement.

ING has fully cooperated with the DPPS investigation. It has also undertaken an internal investigation, the results of which have been shared with the Dutch Central Bank (DNB). The investigations established serious shortcomings in the execution of policies to prevent financial economic crime (FEC) at ING Netherlands in the period investigated (2010-2016). The identified broader shortcomings include: CDD files missing or being incomplete, assignment of incorrect risk classifications, the failure to have the (periodic) CDD review process in order, failure to exit business relationships in a timely manner, insufficient functioning of the post-transaction monitoring system, classifying clients in the wrong segments and insufficient availability of qualitative and quantitative human resources.

During the period investigated the execution of ING Netherlands’ FEC policies resulted in the termination of ING’s relationship with thousands of clients. Nevertheless the shortcomings identified resulted in clients having been able to use their bank accounts for, inter alia, money laundering practices for a number of years.

ING sincerely regrets that as a result of the above shortcomings ING Netherlands did not adequately fulfil its role as gatekeeper to the financial system, helping fight financial crime. “As a bank we have the obligation to ensure that our operations meet the highest standards, especially where it comes to preventing criminals from misusing the financial system. Not meeting those standards is unacceptable and ING takes full responsibility,” said Ralph Hamers, CEO of ING.

“We take this very seriously. We are taking a number of robust measures to strengthen our compliance risk management and support a strong risk culture and will be making further improvements to ensure we can play a full role in contributing to protecting the integrity of the financial system,” said Vincent van den Boogert, CEO of ING in the Netherlands.

In the investigations no evidence or indications were found of (former) employees having actively cooperated with clients who used or may have used banking services for potential criminal activities nor indications of (former) employees having received personal gains. The identified shortcomings that occurred in the period investigated are not attributable to some individual persons but rather collective shortcomings at all responsible management levels, i.e. business, compliance and control functions.

ING has initiated measures against a number of (former) employees in senior management positions who had a broader responsibility for the safeguarding and execution of FEC CDD policies and procedures in the Netherlands. These measures include holdbacks of variable remuneration and suspension of duties. In the context of today’s announcement the members of the Executive Board of ING Group, in consultation with the Supervisory Board, find it appropriate to forego their variable remuneration over 2018.

ING is committed to conducting its business with integrity, which includes compliance with applicable laws, regulations and standards in each of the markets and jurisdictions in which it operates. Meeting the highest standards wherever we do business is an ongoing effort. ING has started various initiatives at ING Netherlands to further strengthen its compliance risk management:

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An enhancement programme to ensure compliance with ‘know your customer’ (KYC) and ‘client activity monitoring’ requirements. This includes enhancing management of customer information and improving effectiveness of the control framework applicable to the FEC domain, especially with respect to client activity monitoring capabilities.

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Centralising and simplifying operational KYC activities into one ‘KYC Centre’ across divisions, introducing standard processes and tooling, allowing ING Netherlands to manage these activities more effectively.

•	Set-up Client Risk Committees across business units, deciding on client on-boarding and exit escalations to ensure KYC risk mitigation.

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An engagement programme to strengthen the internal compliance culture and awareness by better enabling employees to act in both the letter and the spirit of the law, empowered by their organisation and supported (and enforced) by compliance departments.

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Active involvement in and contribution to the taskforce FEC-RAAD, where Dutch authorities that have supervisory, control, prosecution or investigation tasks cooperate with financial sector actors to strengthen the integrity of the sector. It does this by taking preventive action to identify and combat threats to this integrity. ING also joined forces with DNB and the Dutch Banking Association (NVB) to harmonise efforts and knowledge in the fight against financial crime and actively participates in various taskforces and project teams in this field.

As part of the settlement announced today, ING has agreed to pay a fine of €675 million and €100 million for disgorgement. In determining the amount of the fine, the DPPS has taken into account the financial strength of ING (‘ability to pay’). Next to that, the amount reflects the seriousness, extent and duration of the identified shortcomings but also expresses the fact that it was not possible to determine to which extent and for what amounts bank accounts at ING Netherlands were actually misused. The disgorgement amount represents the underspend by ING Netherlands over the period in scope on staffing for implementation and execution of FEC CDD policies and procedures. These amounts will have a combined impact on ING Group’s third quarter 2018 net result of €775 million, to be recorded as a special item. The settlement announced today does not affect the strength of ING, the execution of our strategy nor our commitment to our customers, shareholders and other stakeholders.

As previously noted, in connection with the investigations ING has also received information requests from the US Securities and Exchange Commission (SEC). ING has been cooperating with these requests. Based on the settlement agreement announced today, ING expects that this matter will also be resolved with the SEC without further payment or the imposition of further conditions.

Note for editors

Ralph Hamers (CEO of ING) will discuss the announcements made today in a media conference call on 4 September 2018 at 10:00 a.m. CET. Journalists can join the conference call via the Q&A-mode at +31 20 531 5871 or via live audio webcast at www.ing.com.

For further information on ING, please visit www.ing.com. Frequent news updates can be found in the Newsroom or via the @ING_news Twitter feed. Photos of ING operations, buildings and its executives are available for download at Flickr. Footage (B-roll) of ING is available via ing.yourmediakit.com or can be requested by emailing info@yourmediakit.com. ING presentations are available at SlideShare.

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ING PROFILE

ING is a global financial institution with a strong European base, offering banking services through its operating company ING Bank. The purpose of ING Bank is empowering people to stay a step ahead in life and in business. ING Bank’s more than 52,000 employees offer retail and wholesale banking services to customers in over 40 countries.

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